Exhibit 99.1

XPENG Announces Vehicle Delivery Results for

September and Third Quarter 2026

GUANGZHOU, China, Oct. 1, 2026 (PRNewswire) — XPeng Inc. (“XPENG” or the “Company,” NYSE: XPEV and HKEX: 9868), a leading global Physical AI company, today announced its vehicle delivery results for September and the third quarter of 2026.

In September 2026, XPENG delivered 41,256 vehicles, representing a 5% increase over the prior month. Monthly deliveries of the XPENG L03 exceeded 10,000 units.

For the third quarter of 2026, XPENG delivered a total of 118,390 vehicles, marking a 15% increase over the previous quarter.

On September 17, 2026, XPENG officially launched the G9L, a premium flagship SUV featuring XPENG’s latest technologies, in China. The model’s global launch will take place in Paris, France, in October.

On September 22, 2026, XPENG began rolling out XOS 6.3.0 in China, powered by the latest version of its VLA 2.0 model.

As of September 30, 2026, XPENG’s self-operated charging network in China covered more than 430 cities and comprised over 4,000 stations, including more than 3,510 ultra-fast charging stations, with over 22,200 charging piles in total. On September 15, XPENG opened its first-ever X-Energy megawatt ultra-fast charging station in Hong Kong.

XPENG’s electric vehicles delivered from January to September 2026 are expected to reduce life-cycle greenhouse gas emissions by more than 4.14 million tons compared to internal combustion engine vehicles, equivalent to the carbon absorbed by 68.53 million young trees over 10 years.

About XPENG

XPENG is a leading global Physical AI company, dedicated to bringing artificial intelligence into the physical world to reshape future mobility and smart living. Through in-house R&D, XPENG has developed a full-stack Physical AI architecture spanning Turing AI chips, world foundation models, and highly integrated software and hardware applications. This unified technology foundation of XPENG powers an expansive product portfolio of smart EVs, robotaxis, and humanoid robots, advancing the deployment of Physical AI at scale. Headquartered in Guangzhou, China, XPENG is dual-primary listed on the New York Stock Exchange and the Hong Kong Stock Exchange. With global capabilities across R&D, manufacturing, sales, and services, XPENG drives continuous technological innovation and fosters an open Physical AI ecosystem, making life smarter, safer, and better for users worldwide. For more information, please visit https://www.xpeng.com/.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about XPENG’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: XPENG’s goal and strategies; XPENG’s expansion plans; XPENG’s future business development, financial condition and results of operations; the trends in, and size of, China’s EV market; XPENG’s expectations regarding demand for, and market acceptance of, its products and services; XPENG’s expectations regarding its relationships with customers, suppliers, third-party service providers, strategic partners and other stakeholders; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in XPENG’s filings with the United States Securities and Exchange Commission. All information provided in this announcement is as of the date of this announcement, and XPENG does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Contacts:

For Investor Enquiries:

IR Department

XPeng Inc.

Email: ir@xiaopeng.com

Jenny Cai

Piacente Financial Communications

Tel: +1 212 481 2050 / +86 10 6508 0677

Email: xpeng@tpg-ir.com

For Media Enquiries:

PR Department

XPeng Inc.

Email: pr@xiaopeng.com

Source: XPeng Inc.